August 6, 2019

VIA EDGAR

Michelle Miller

Gus Rodriguez

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PPDAI Group Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed on April 25, 2019 (File No. 001-38269)

Dear Ms. Miller and Mr. Rodriguez:

This letter sets forth the Company’s response to the comments contained in the letter dated July 24, 2019 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2018 Form 20-F filed by the Company on April 25, 2019 (the “2018 20-F”). The comments are repeated below in bold and followed by the response thereto.

*        *        *

Form 20-F for the Fiscal Year Ended December 31, 2018

Business Overview

Investors, page 50

1.	We note your response to comment 1. Please disclose, in future filings, cumulative individual investors for all periods presented.

In response to the Staff’s comments, the Company will disclose, in future Form 20-F filings, cumulative individual investors for all periods presented.

2.

We note your response to comment 1 and that for institutional funding partners, you only began to systematically develop these relationships in the second half of 2018 and only had over 10 institutional funding partners. We also note on page 50, that you disclose you expanded your investor base to cover institutional funding partners in August 2014 and have been increasing the number and type of institutional partners since then to meet borrower demand on your marketplace. Please reconcile this apparent discrepancy and revise your disclosures accordingly in future filings, including the number of institutional funding partners and the total loan volume facilitated for the years presented.

The Company respectfully advises the Staff that the Company expanded the investor base to cover institutional funding partners for the first time in August 2014, but had only been more actively and systematically expanding such type of investor base since 2018, and the proportion of loan origination volume funded by institutional funding partners increased more significantly since the second half of 2018.

In response to the Staff’s comments, the Company will revise the disclosures accordingly and disclose the number of institutional funding partners and the total loan volume facilitated for the years presented in future Form 20-F filings.

Quality Assurance Payable and Receivable, page F-38

3.

We note your responses to comments 4 and 5. Considering institutional investors funded 15% and RMB 8.9 billion of total loans in 2018 for which your quality assurance obligations are not capped, please address the following in future filings:

•	Disaggregate the related restricted cash and quality assurance obligation and receivable for individual investors and institutional investors;

The Company respectfully advises the Staff to refer to the last response letter dated July 9, 2019 for disaggregate information for restricted cash, quality assurance receivable and quality assurance obligation for individual investors and institutional funding partners. In response to the Staff’s comments, the Company will disclose such disaggregated information in future Form 20-F filings.

•

Disclose why the quality assurance obligation related to institutional investors at December 31, 2018 is RMB 172 million considering 2018 loan originations of RMB 8.9 billion and related vintage delinquency rate of 4.79%; and

The Company respectfully advises the Staff that as disclosed on page 50 of the Form 20-F filing, the Company considered funding sources including trusts, consumer finance companies, commercial banks and other licensed financial institutions, and online lending information intermediaries as institutional investors. Among all institutional investors, trusts funded 7% or RMB4.2 billion of the total loans in 2018 while other institutional investors funded 8% or RMB4.7 billion of the total loans. As disclosed on page 88 of the Form 20-F filing, the Company considered itself as the primary beneficiary of the trusts and therefore consolidated these trusts in its consolidated financial statements. As a result, no quality assurance obligation would arise from loans funded by trusts. For loans funded by institutional funding partners other than trusts, the Company is not considered legally as a lender or a borrower in the loan origination, therefore the quality assurance commitment provided to such institutional investors are recorded as quality assurance obligation in accordance with ASC Topic 460 based on the delinquency rate of loans facilitated by institutional funding partners other than trusts.

In response to the Staff’s comments, the Company will clarify that the loans originated by trusts are consolidated in its consolidated financial statements which will not result in quality assurance obligations and reconcile the loan originations of institutional investors and the related quality assurance obligations in future Form 20-F filings.

•

Disaggregate the maximum potential future payments you would be required to make for individual investors for which default obligations are capped and institutional investors for which your quality assurance obligation is not capped. Refer to ASC 460-10-50-4(b).

In response to the Staff’s comments, the Company will disaggregate the maximum potential future payments related to individual investors for which default obligations are capped and institutional investors for which its quality assurance obligation is not capped in future Form 20-F filings.

4.

We note your response to comment 5. You state that the maximum potential future payments you would be required to make of RMB 2,781 million excludes the ASC 460 component. Tell us and revise, in future filings, how your ASC 450 contingent liability of RMB 2,781 million represents the maximum potential amount of future payments that you could be required to make in accordance with the underlying contract provisions for your individual and institutional investors. Refer to ASC 460-10-50-4(b).

The Company respectfully advises the Staff that as disclosed on page F-28 of the Form 20-F filing, the ASC 450 component of the quality assurance obligation is determined on a loan by loan basis, based on the actual and expected performance of a pool of loans in accordance with ASC Topic 450, which is essentially the Company’s expected payout for a given pool of loans. After reconsideration of the guidance in ASC 460-10-50-4(b), the Company would revise the disclosure in future Form 20-F filings substantially in the following form:

As of December 31, 2018, the amounts of maximum potential future payment we would be required to make were RMB19,350.7 million.

In response to Staff’s comments, the Company will revise and disclose, in future Form 20-F filings, that the maximum potential future payments equal to all outstanding loan balances, including principal and interests, covered by the quality assurance obligation.

Note 4. Loans Receivable, net and Note 8. Accounts Receivable and contract assets, net, page F44

5.

We note your responses to comments 7 and 8 with regard to how your write-off policy for loans and accounts receivable is in accordance with U.S. GAAP and that you define uncollectible amounts as past due after all commercially reasonable means of recovering the balances have been exhausted. Please address the following:

•

Tell us why your write-off policy is inconsistent with industry peers given that many of your competitors write-off their accounts and loans receivable after they are 180 days or more past due and your statements in response to our comments that your delinquency rate calculation is comparable to your peers;

The Company respectfully advises the Staff that after reconsidering the Staff’s comments, the Company will change its write off policy so that loans receivable or accounts receivable that are 180 days or more past due would be written off going forward. This change in write-off policy would not change the Company’s reserving assessment for any of the periods presented as loans receivable and accounts receivable that are 180 days or more past due were fully reserved and treated as if they were written off in the Company’s reserving process. This change has no impact on the Company’s consolidated statements of comprehensive income (loss) and consolidated statements of cash flows, and only have an immaterial impact to the consolidated statement of balance sheet and disclosure related to loans receivable and accounts receivable because this change has no effect to the carrying amount of loans receivable and accounts receivable presented but only has effect to the gross amount of the loans receivable and accounts receivable and their related provision for losses. The Company would reflect this as a change in accounting estimate effected by a change in accounting principle as described in ASC 250-10-45-19 in the future Form 20-F filings and retrospectively adjust the comparative figures using the same write-off policy. Had the Company adopted this policy in 2018, the loans receivable would have been written off against the provision for losses by RMB3.4 million and RMB162.6 million as of December 31, 2017 and 2018, respectively, while accounts receivable would have been written off against the provision for losses by RMB nil and RMB72.6 million as of December 31, 2017 and 2018, respectively.

•

Tell us why you recognize losses for unrecoverable quality assurance receivables due to changes in default expectations (i.e. when borrower’s default) differently than for accounts 180 days or more past due (i.e. when you have exhausted all collection efforts, including 3rd party collections, legal proceedings, or sale of the loans) since these amounts are paid by the same borrowers and are contractually due at the same time; and

The Company respectfully advises the Staff that as responded by the Company in the response letters dated June 28, 2017 and August 2, 2017 responding to the Staff’s comments during the Company’s initial public offering, and disclosed in Note 2(k) on page F-20 of the Form 20-F filing, the quality assurance receivable is recognized at fair value at the inception of the contracts, which is estimated based on the contractual amounts of quality assurance contribution due from borrowers, taking into account the expected default. Accounts receivable is recognized at the contractual amounts that the Company is entitled to in exchange for the services transferred to the customers. Although the initial recognition of quality assurance receivable and accounts receivable are slightly different, the Company subsequently applied the same impairment assessment processes for them based on overdue experience as they are paid by the same borrowers and are contractually due at the same time. The Company will continue to align the carrying amounts of these two receivables, and the discrepancies in initial recognition will be resolved as part of the impairment assessment process. As responded to the Staff’s comment in question 5 above, the Company would adopt the same write-off policy for quality assurance receivable to align with accounts receivable and loans receivable.

•

Disclose separate rollforwards of loans and accounts receivable 180 days or more past due that present the beginning balance, loans and accounts receivable aged to over 180 days during the year, payments received directly from borrowers, payments collected by outsourced third party service providers, payments collected through legal proceedings, loans and receivables sold to third party asset management companies in arriving at the loans and accounts receivable 180 days or more outstanding at year-end for each period presented in future filings.

The Company respectfully advises the Staff that as responded by the Company in the question 5 above, the Company would change its write-off policy to write off loans receivable and accounts receivable that are 180 days or more past due in future Form 20-F filings.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the Form 20-F for the fiscal year ended December 31, 2018, please contact the undersigned at +86 21 8030 3200. Thank you.

Very truly yours,

/s/ Simon Tak Leung Ho
Simon Tak Leung Ho
Chief Financial Officer
PPDAI Group Inc.

cc:	Jun Zhang, Chairman and Chief Executive Officer, PPDAI Group Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Jimmy Leung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Sean Fu, Partner, PricewaterhouseCoopers Zhong Tian LLP